EXHIBIT 99.1
                                                                    ------------


                             WESTERN OIL SANDS - Q2


WESTERN OIL SANDS Q2 - 2005

For the six month period ended June 30


  Message to Shareholders

WESTERN OIL SANDS INC. ("WESTERN") IS PLEASED TO REPORT ITS SECOND QUARTER 2005 RESULTS AND PROVIDE AN OPERATIONAL UPDATE FOR THE ATHABASCA OIL SANDS PROJECT (THE "PROJECT" OR THE "AOSP"). DURING THE SECOND QUARTER OF 2005, WESTERN GENERATED RECORD RESULTS INCLUDING: NET REVENUE OF $148.2 MILLION, EBITDAX OF $84.1 MILLION, CASH FLOW FROM OPERATIONS OF $68.0 MILLION ($0.42 PER SHARE) AND NET EARNINGS OF $28.7 MILLION ($0.18 PER SHARE). BY COMPARISON, IN THE SECOND QUARTER OF 2004, WESTERN GENERATED NET REVENUE OF $93.3 MILLION, EBITDAX OF $35.5 MILLION, CASH FLOW FROM OPERATIONS OF $19.4 MILLION ($0.12 PER SHARE) AND A NET LOSS OF $9.2 MILLION ($0.06 PER SHARE).

         Relative to the second quarter of 2004, financial results during the second quarter of 2005 were positively impacted by a 15 per cent increase in production, a 39 per cent increase in West Texas Intermediate ("WTI") prices and a decrease in volumes subject to hedge contracts partially offset by wider light to heavy crude oil price differentials. In the second quarter of 2005, a $7.2 million unrealized foreign exchange loss ($6.0 million net of tax) was included in net earnings, compared to a foreign exchange loss of $13.5 million ($11.3 million net of tax) for the second quarter of 2004. Excluding the impact of Western's hedging activities, EBITDAX was $104.9 million, net earnings were $41.6 million, and cash flow from operations was $88.8 million ($0.55 per share) in the second quarter of 2005 compared to $62.7 million, $7.5 million and $46.6 million ($0.30 per share), respectively, in the second quarter of 2004.


HIGHLIGHTS

o During the second quarter of 2005, the Project achieved record production averaging approximately 163,800 barrels per day (32,760 barrels per day net to Western), an increase of 15 per cent compared to 142,000 barrels per day (28,400 barrels per day net to Western) in the second quarter of 2004. The Project achieved another significant milestone during the second quarter of 2005, attaining cumulative production of 100 million barrels in just over two years of full operations. One-time operational issues experienced in the first quarter of 2005 were systematically addressed, setting the stage for robust production in the second quarter whereby the Project experienced reliable production performance for three consecutive months. Production in the second quarter of 2005 represents a 24 per cent increase over the first quarter of 2005. As a result of sustained high production levels, operating costs for the quarter decreased to $19.38 per processed barrel.

o As announced on June 27, 2005, the Joint Venture partners agreed to settle the loss of profits insurance claim relating to the January 6, 2003 fire. The AOSP Joint Venture reached a settlement in the amount of $220 million. Western's pro rata share is $44 million. Similar to the claim proceeds relating to the physical damage stemming from the fire, certain insurers in the loss of profits claims are withholding payment to Western as these same insurers provided coverage on Western's construction and delay policy which is currently in arbitration proceedings. Western will initially receive $19.4 million from this settlement and we are attempting to finalize a contingent settlement for the balance of $24.6 million. The settlement amount is recorded as a reduction to capital assets in our second quarter balance sheet and, as such, did not impact earnings.

o Western's previously announced three-for-one stock split was approved by shareholders at our Annual and Special Meeting held on May 11, 2005. Western's Class A Common Shares ("Common Shares) began trading on a post-split basis on May 30, 2005, bringing our outstanding Common Shares to approximately 160 million.

o Albian Sands Energy, operator of the Muskeg River Mine, reported two significant safety milestones. On July 1, 2005, Albian achieved one year without a lost time incident and July 5, 2005 marked four million man hours without a lost time incident. As we move forward with our expansion, the AOSP remains committed to the highest standards in health, safety and the environment and building on our achievements to date.


                      WESTERN OIL SANDS INTERIM REPORT - 1

                             WESTERN OIL SANDS - Q2


AOSP EXPANSION UPDATE

Western, together with its partners, continues to make significant progress in advancing the continuous construction expansion initiative. The Owners have adopted a management system which requires rigorous adherence to a staged protocol for completing project milestones, with the next major milestone being the ordering of long lead time equipment and the completion of the first expansion development plan. This management tool will be critical to the success of the expansions as the Owners assess the capital costs of the expansions in the face of major increases in the cost of materials and services for the industry. Concurrent with this process, the Owners are securing Engineering Procurement and Construction Management (EPCM) contractors for the construction of both upstream and downstream facilities. The Project also continues to move forward with the de-bottlenecking program with the objective of increasing production to the 180,000 to 200,000 barrel per day range by 2007 to 2008.

         The Project's environmental permit for the first expansion is before the Energy Utilities Board and was filed on April 29, 2005; the Owners anticipate final approval in mid-2006. The Project has held its first public hearing in this regard and the regulatory agencies are evaluating the application in the normal course of business. The Project is also preparing the environmental application for the full development of the AOSP's leases with approval anticipated in mid-2008, coincident with a final investment decision on the second and third expansions. The Project is on track for this larger application.

BEYOND THE AOSP

In addition to our primary objective of developing and growing the sizeable resource base that we have available to us through the AOSP, Western is critically examining new strategic business opportunities. As part of our long-term strategy, Western's plan includes expanding the scope of our interests, domestically or internationally, by taking our core competencies and skills and applying them to new ventures. As an entrepreneurial, growth-oriented company, our goal is to continue to identify opportunities to enhance shareholder value.

On behalf of the Board of Directors


/s/ James C. Houck
--------------------------
President and Chief Executive Officer
July 27, 2005



                      WESTERN OIL SANDS INTERIM REPORT - 2

                             WESTERN OIL SANDS - Q2


  Management's Discussion and Analysis

THE FOLLOWING DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS WAS PREPARED AS OF JULY 27, 2005 AND SHOULD BE READ IN CONJUNCTION WITH THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2005 AND 2004 AND THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2004 INCLUDED IN THE ANNUAL REPORT. IT OFFERS MANAGEMENT'S ANALYSIS OF OUR FINANCIAL AND OPERATING RESULTS AND CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS RELATING BUT NOT LIMITED TO OUR OPERATIONS, ANTICIPATED FINANCIAL PERFORMANCE, BUSINESS PROSPECTS AND STRATEGIES. FORWARD-LOOKING INFORMATION TYPICALLY CONTAINS STATEMENTS WITH WORDS SUCH AS "ANTICIPATE", "ESTIMATE", "EXPECT", "POTENTIAL", "COULD", OR SIMILAR WORDS SUGGESTING FUTURE OUTCOMES. WE CAUTION READERS TO NOT PLACE UNDUE RELIANCE ON FORWARD-LOOKING INFORMATION BECAUSE IT IS POSSIBLE THAT PREDICTIONS, FORECASTS, PROJECTIONS AND OTHER FORMS OF FORWARD-LOOKING INFORMATION MAY DIFFER MATERIALLY FROM ACTUAL RESULTS ACHIEVED BY WESTERN. WESTERN DOES NOT MAINTAIN A POLICY NOR IS UNDER ANY OBLIGATION TO UPDATE PUBLICLY OR REVISE ANY FORWARD-LOOKING INFORMATION CONTAINED IN THE FOLLOWING DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AS A RESULT OF NEW INFORMATION OR EVENTS.

BY ITS NATURE, OUR FORWARD-LOOKING INFORMATION INVOLVES NUMEROUS ASSUMPTIONS, INHERENT RISKS AND UNCERTAINTIES. A CHANGE IN ANY ONE OF THESE FACTORS COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING INFORMATION. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THE
FOLLOWING: MARKET CONDITIONS, LAW OR GOVERNMENT POLICY, OPERATING CONDITIONS AND COSTS, PROJECT SCHEDULES, OPERATING PERFORMANCE, DEMAND FOR OIL, GAS, AND RELATED PRODUCTS, PRICE AND EXCHANGE RATE FLUCTUATIONS, COMMERCIAL NEGOTIATIONS OR OTHER TECHNICAL AND ECONOMIC FACTORS.


OVERVIEW

Western Oil Sands Inc. ("Western") is a Canadian oil sands corporation that holds a 20 per cent undivided ownership interest in a multi-billion dollar Joint Venture that is exploiting the recoverable bitumen resources found in oil sands deposits in the Athabasca region of Alberta, Canada. Shell Canada Limited and Chevron Canada Limited hold the remaining 60 per cent and 20 per cent undivided ownership interests, respectively, in the Joint Venture. The Athabasca Oil Sands Project (the "AOSP" or the "Project"), which includes facilities owned by the Joint Venture and third parties, uses established processes to mine oil sands deposits, extract and upgrade the bitumen into synthetic crude oil and vacuum gas oil. Currently, apart from our interest in the Project, we have no other material assets nor do we have any other ongoing operations. Western continues, however, to identify, evaluate and pursue other oil sands and related business opportunities in order to enhance shareholder value.

HIGHLIGHTS
                                                                      THREE MONTHS ENDED         SIX MONTHS ENDED
                                                                                 JUNE 30                  JUNE 30
                                                                        2005        2004         2005        2004
------------------------------------------------------------------------------------------------------------------
OPERATING DATA
     Bitumen Production (bbls/d)                                      32,757      28,400       29,647      27,798
     Synthetic Crude Sales (bbls/d)                                   44,503      35,661       39,523      35,723
     Operating Expense per Processed Barrel ($/bbl)                    19.38       20.11        22.03       20.40
FINANCIAL DATA ($ THOUSANDS, EXCEPT AS INDICATED)
     Net Revenue                                                     148,167      93,275      239,910     175,959
     Realized Crude Oil Sales Price ($/bbl) (1) (2)                    48.93       36.07        44.52       35.34
     EBITDAX (1) (3)                                                  84,063      35,468      111,479      61,200


                      WESTERN OIL SANDS INTERIM REPORT - 3

                             WESTERN OIL SANDS - Q2


HIGHLIGHTS
                                                                         THREE MONTHS ENDED               SIX MONTHS ENDED
                                                                                    JUNE 30                        JUNE 30
                                                                        2005           2004            2005           2004
---------------------------------------------------------------------------------------------------------------------------
     Cash Flow from Operations (4)                                    68,019         19,369          78,789         28,417
     Cash Flow per Share - Basic ($/Share) (1) (5) (8)                  0.42           0.12            0.49           0.18
     Net Earnings (Loss) (6)                                          28,650         (9,159)         26,706        (14,862)
     Net Earnings (Loss) Per Share - Basic ($/Share) (8)                0.18          (0.06)           0.17          (0.09)
     Net Capital Expenditures (7)                                   (12,900)          7,261           4,654         12,719
     Long-term Financial Liabilities                                 810,214        770,976         810,214        770,976
     Weighted Average Shares
     Outstanding - Basic (Shares)                                160,120,507    157,594,179     160,039,942    156,506,457
----------------------------------------------------------------------------------------------------------------------------

(1)  PLEASE REFER TO PAGE 14 FOR A DISCUSSION OF NON-GAAP FINANCIAL MEASURES.
(2) THE REALIZED CRUDE OIL SALES PRICE IS THE REVENUE DERIVED FROM THE SALE OF WESTERN'S SHARE OF THE PROJECT'S SYNTHETIC CRUDE OIL, NET OF HEDGING ACTIVITIES, DIVIDED BY THE CORRESPONDING VOLUME. PLEASE REFER TO PAGE 6 FOR CALCULATION.
(3) EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, DEPLETION, AMORTIZATION, STOCK-BASED COMPENSATION, ACCRETION ON ASSET RETIREMENT OBLIGATION AND FOREIGN EXCHANGE AS CALCULATED ON PAGE 10.
(4) CASH FLOW FROM OPERATIONS IS EXPRESSED BEFORE CHANGES IN NON-CASH WORKING CAPITAL.
(5) CASH FLOW PER SHARE IS CALCULATED AS CASH FLOW FROM OPERATIONS DIVIDED BY WEIGHTED AVERAGE COMMON SHARES OUTSTANDING, BASIC.
(6)  WESTERN HAS NOT PAID DIVIDENDS IN ANY OF THE ABOVE REFERENCED PERIODS.
(7) NET CAPITAL EXPENDITURES ARE CAPITAL EXPENDITURES NET OF ANY INSURANCE PROCEEDS RECEIVED DURING THE PERIOD. (8) PER SHARE AMOUNTS FOR FISCAL 2004 TIME PERIODS HAVE BEEN RESTATED TO TAKE INTO ACCOUNT THE THREE-FOR-ONE STOCK SPLIT.


OPERATING RESULTS

PRODUCTION

During the second quarter of 2005, production from the Mine rose 15 percent and averaged a record 163,785 barrels per day (32,757 barrels per day net to Western) of bitumen compared to 142,000 barrels per day (28,400 barrels per day net to Western) in the second quarter of 2004. Operational challenges and the resulting repairs that occurred prior to this quarter were systematically addressed with steps taken to mitigate the likelihood of recurrence in the future. These operational issues were not design related and, once rectified, the Project achieved sustained, reliable levels of production well in excess of the design rate during the quarter. Operational education continues to take place on a monthly basis which will serve to enhance the sustainability of higher than design production rates for the Project.

REVENUE

NET REVENUE
                                                                      THREE MONTHS ENDED         SIX MONTHS ENDED
                                                                                 JUNE 30                  JUNE 30
($ THOUSANDS, EXCEPT AS INDICATED)                                      2005        2004         2005        2004
-------------------------------------------------------------------------------------------------------------------
REVENUE
     Oil Sands (1)                                                   198,929     117,057      319,238     229,770
     Marketing                                                        44,667      25,232       90,243      44,754
     Transportation                                                      622         492          869         814
-------------------------------------------------------------------------------------------------------------------
     Total Revenue                                                   244,218     142,781      410,350     275,338
-------------------------------------------------------------------------------------------------------------------
PURCHASED FEEDSTOCKS AND TRANSPORTATION
     Oil Sands                                                        51,098      23,926       78,663      53,627
     Marketing                                                        44,460      25,088       90,843      44,566
     Transportation                                                      493         492          934       1,186
-------------------------------------------------------------------------------------------------------------------
     Total Purchased Feedstocks and Transportation                    96,051      49,506      170,440      99,379
-------------------------------------------------------------------------------------------------------------------


                      WESTERN OIL SANDS INTERIM REPORT - 4

                             WESTERN OIL SANDS - Q2

NET REVENUE
                                                                      THREE MONTHS ENDED         SIX MONTHS ENDED
                                                                                 JUNE 30                  JUNE 30
($ THOUSANDS, EXCEPT AS INDICATED)                                      2005        2004         2005        2004
-------------------------------------------------------------------------------------------------------------------
     Oil Sands (1)                                                   147,831      93,131      240,575     176,143
     Marketing                                                           207         144         (600)        188
     Transportation                                                      129           -          (65)       (372)
-------------------------------------------------------------------------------------------------------------------
     Total Net Revenue                                               148,167      93,275      239,910     175,959
-------------------------------------------------------------------------------------------------------------------
SYNTHETIC CRUDE SALES (bbls/d)                                        44,503      35,661       39,523      35,723
-------------------------------------------------------------------------------------------------------------------
REALIZED CRUDE OIL SALES PRICE ($/bbl) (2)                             48.93       36.07        44.52       35.34
-------------------------------------------------------------------------------------------------------------------

(1) OIL SANDS REVENUE AND NET REVENUE ARE PRESENTED NET OF WESTERN'S HEDGING ACTIVITIES.
(2) REALIZED CRUDE OIL SALES PRICE ($/BBL) IS CALCULATED AS OIL SANDS REVENUE LESS ANY TRANSPORTATION COSTS DIVIDED BY SYNTHETIC CRUDE SALES VOLUME.


         Western recorded crude oil sales revenue of $244.2 million in the second quarter of 2005, including $198.9 million from proprietary production compared to $142.8 million in the second quarter of 2004, $117.1 million of which was from proprietary production. This 71 per cent year-over-year increase is largely a result of record production during the quarter, along with a higher realized selling price per barrel due to higher underlying crude oil prices. The increase was also a function of fewer physical barrels subject to fixed price swap contracts offset, in part, by materially wider heavy oil differentials.

         Oil sands sales volumes, including bitumen and purchased feedstocks, averaged 44,503 barrels per day in the second quarter of 2005 exceeding the 35,661 barrels per day recorded in the second quarter of 2004, due to higher production levels experienced during the second quarter of 2005.

         The second quarter of 2005 was again characterized by higher commodity prices with WTI averaging US$53.17 per barrel for the quarter. This represents a 39 per cent increase compared to the prior year period and a seven per cent increase compared to the first quarter of 2005. Heavy oil differentials, which generally correlate to movements in WTI, widened during these same time periods. With heavy oil products in the overall sales mix, absolute commodity prices and heavy oil market differentials affect average synthetic crude oil price realizations. Western's price differential widened compared to the prior year period as a result of broader market forces which caused heavy oil differentials to widen by nearly US$10.00 per barrel. This was offset by fewer barrels subject to fixed price swap contracts compared to the second quarter of 2004. Western's price differential widened slightly compared to the first quarter of 2005 largely due to the continued wide light to heavy oil differential.

         Western generated net revenue of $148.2 million in the second quarter of 2005, after considering the impact of purchased feedstocks and transportation costs downstream of Edmonton and hedging activities. By comparison, Western generated net revenue of $93.3 million in the second quarter of 2004. Feedstocks are crude products introduced at the Upgrader. Some are introduced into the hydrocracking/hydrotreating process and others are used to create various blends of synthetic crude oil products. The cost of these feedstocks depends on world oil markets and the spread between heavy and light crude oil prices.

         During the second quarter of 2005, our hedging activities resulted in an overall decrease to net revenue of $20.8 million or $5.14 per barrel compared to an overall decrease to net revenue of $36.8 million or $11.85 per barrel in the first quarter of 2005 and $27.3 million or $8.40 per barrel during the same time period in the prior year. Western's hedged volumes for the balance of the year remains at 7,000 barrels per day at US$26.87 WTI versus 14,000 barrels per day for the first quarter of 2005 and 20,000 barrels per day for 2004. The remaining hedge will have a material impact on earnings and cash flow should WTI remain at present levels. Hedging activities are more fully discussed in the Financial Risks section of this MD&A.


                      WESTERN OIL SANDS INTERIM REPORT - 5

                             WESTERN OIL SANDS - Q2


OPERATING COSTS

         Western's unit cash operating costs decreased to $19.38 per processed barrel in the second quarter of 2005 compared to $20.11 per processed barrel for the second quarter of 2004. This decrease is a function of the reliability of operations during the quarter which resulted in strong production levels. The operating cost profile of oil sands projects are predominantly fixed in nature and, as such, higher production levels translate into lower overall unit costs. Variable costs, however, increased during the quarter largely due to higher natural gas prices, additional maintenance costs at the Mine associated with increased reliability which supported record production, and an increase in the costs of materials and services caused by a high commodity price environment. We continue to focus on reducing operating costs in all areas of operations despite the cost pressures associated with a high commodity price environment and the increased demand within the industry.

         Compared to the first quarter of 2005, unit operating costs decreased $6.08 per processed barrel or 24 per cent in the second quarter of 2005. This decrease was largely the result of increased bitumen production providing greater coverage of fixed operating costs in the quarter, together with the completion of the repairs during the first quarter of 2005 at the Upgrader, and offset by higher natural gas costs. High cost product inventory at the end of the first quarter was sold during the second quarter partially offsetting the reduction in unit costs.

                                                                      THREE MONTHS ENDED           SIX MONTHS ENDED

                                                                                 June 30                   June 30
($ THOUSANDS, EXCEPT AS INDICATED)                                      2005        2004         2005        2004
-------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES FOR BITUMEN SOLD
     Operating Expense - Income Statement                             55,347      52,828      114,490     104,653
     Operating Expense - Inventoried                                   3,286      (1,694)       4,074      (2,633)
-------------------------------------------------------------------------------------------------------------------
     Total Operating Expenses For Bitumen Sold                        58,633      51,134      118,564     102,020
-------------------------------------------------------------------------------------------------------------------
SALES (BARRELS PER DAY)
     Total Synthetic Crude Sales                                      44,503      35,661       39,523      35,723
     Purchased Upgrader Blend Stocks                                 (11,247)     (7,717)      (9,789)     (8,242)
-------------------------------------------------------------------------------------------------------------------
     Synthetic Crude Sales Excluding Blend Stocks                     33,256      27,944       29,735      27,481
-------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES PER PROCESSED BARREL ($/bbl) (1)                    19.38       20.11        22.03       20.40
-------------------------------------------------------------------------------------------------------------------

(1) OPERATING EXPENSES PER PROCESSED BARREL ($/BBL) IS CALCULATED AS TOTAL OPERATING EXPENSES FOR BITUMEN SOLD DIVIDED BY SYNTHETIC CRUDE SALES EXCLUDING BLEND STOCKS.

         The above table calculates operating expenses per processed barrel on the basis of the operating costs that are associated with the synthetic crude sales, excluding purchased blend stocks, for the relevant period. This calculation recognizes that, intrinsic in the Project's operations, bitumen production from the Mine receives an approximate three per cent uplift as a result of the hydrotreating/hydroconversion process, which is included in synthetic crude sales excluding blendstocks.

ROYALTIES

Royalties of $0.9 million in the second quarter of 2005 were slightly higher than the second quarter of 2004 as a result of increased production compared to the prior year period, together with higher deemed bitumen royalty prices. Compared to the first quarter of 2005, royalties increased $0.2 million in the second quarter of 2005 primarily due to growth in production volumes.


                      WESTERN OIL SANDS INTERIM REPORT - 6

                             WESTERN OIL SANDS - Q2


CORPORATE RESULTS

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expenses ("G&A") were $2.5 million for the second quarter of 2005 compared to $1.8 million for the second quarter of 2004 due to an increased number of employees within Western and higher regulatory compliance costs.

INSURANCE EXPENSE

Insurance expenses were $1.9 million for the second quarter of 2005 compared to $2.4 million in the second quarter of 2004. This decrease is due to lower premiums associated with the various corporate policies, combined with the strengthening of the Canadian dollar over the comparable periods as the premiums are paid in US dollars but reported for financial statement purposes in Canadian dollars. Insurance expenses in the second quarter of 2005 were comparable to those incurred in the first quarter of 2005.

RESEARCH AND BUSINESS DEVELOPMENT

Western incurred $3.4 million in AOSP-related research and other business development expenses during the second quarter of 2005. As previously communicated in this report, Western has been more actively pursuing possible new business ventures and technologies which could enhance our existing oil sands assets.

INTEREST EXPENSE

Interest expense totaled $15.7 million in the second quarter of 2005 compared to $16.1 million in the second quarter of 2004. This slight decrease is a result of the Canadian dollar strengthening against the US dollar during this period compared to the prior year period, thereby reducing interest charges on our US denominated Notes which are reported in Canadian dollars. Interest expense increased by $0.6 million in the second quarter of 2005 compared to the first quarter of 2005 as a result of an increase in the carrying costs under the Revolving Credit Facility, combined with a slight weakening of the Canadian dollar against the US dollar during this time period.

DEPRECIATION, DEPLETION AND AMORTIZATION

Depreciation, depletion and amortization ("DD&A") totaled $13.0 million for the second quarter of 2005 compared to $11.8 million for the second quarter of 2004. This increase is the result of higher bitumen production partially offset by an increased reserve base which decreases the unit of production amount expensed for depletion.

FOREIGN EXCHANGE

During the second quarter of 2005, Western reported a foreign exchange loss of $7.0 million compared to a loss of $13.5 million in the second quarter of 2004. As reference points, the noon-day closing foreign exchange rate on June 30, 2004 was $1.3404 Cdn/US compared to $1.2096 Cdn/US on March 31, 2005 and $1.2256 Cdn/US on June 30, 2005. In terms of average rates for the respective periods, the average rate for the second quarter of 2005 was $1.2439 Cdn/US compared to $1.3592 Cdn/US for the prior year period and $1.227 Cdn/US for the first quarter of 2005.

INCOME TAXES

For the second quarter of 2005, Western had an income tax expense of $18.5 million compared to $2.7 million for the same period last year. Included in this expense is a future income tax expense of $17.9 million (2004 - $2.8 million), which reflects the expected use of Western's non-capital loss carry-forwards during the second quarter of 2005, and a corresponding reduction in the future income tax assets associated with these carry-forwards.

NET EARNINGS (LOSS)

During the second quarter of 2005, Western reported record net earnings of $28.7 million ($0.18 per share) compared to a net loss of $9.2 million ($0.06 per share) in the second quarter of 2004. Net earnings (loss) include the impact of unrealized foreign


                      WESTERN OIL SANDS INTERIM REPORT - 7

                             WESTERN OIL SANDS - Q2


exchange losses on our US dollar denominated debt. In the second quarter of 2005, there was an unrealized foreign exchange loss of $7.2 million compared to an unrealized loss of $13.5 million in the second quarter of 2004. Excluding the impact of Western's hedging activities, net earnings were $41.6 million in the second quarter of 2005.

         The following table provides the reconciliation between Net Earnings
(Loss), Cash Flow from Operations (before changes in non-cash working capital) and EBITDAX:

RECONCILIATION: NET EARNINGS (LOSS) TO EBITDAX

                                                                      THREE MONTHS ENDED         SIX MONTHS ENDED
                                                                                 JUNE 30                  JUNE 30
($ THOUSANDS)                                                           2005        2004         2005        2004
-------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS) ATTRIBUTABLE TO
     COMMON SHAREHOLDERS                                              28,650      (9,159)      26,706     (14,862)
Add (Deduct):
     Depreciation, Depletion and Amortization                         13,037      11,771       23,535      22,332
     Accretion on Asset Retirement Obligation                            143         125          284         250
     Stock-based Compensation                                          1,082         392        1,723         544
     Unrealized Foreign Exchange Gain                                  7,200      13,455        9,900      21,600
     Future Income Tax Expense (Recovery)                             17,928       2,785       17,280      (1,447)
     Cash Settlement on Performance Share Units                            -           -         (596)          -
     Cash Settlement on Asset Retirement Obligation                      (21)          -          (43)          -
-------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATIONS, BEFORE CHANGES
     IN NON-CASH WORKING CAPITAL                                      68,019      19,369       78,789      28,417
Add:
     Interest                                                         15,660      16,074       30,746      31,922
     Realized Foreign Exchange Loss                                     (231)         68            3         136
     Large Corporations Tax                                              594         (43)       1,302         725
     Cash Settlement on Performance Share Units                            -           -          596           -
     Cash Settlement on Asset Retirement Obligation                       21           -           43           -
-------------------------------------------------------------------------------------------------------------------
EBITDAX                                                               84,063      35,468      111,479      61,200
-------------------------------------------------------------------------------------------------------------------


         EBITDAX (Earnings before Interest, Taxes, Depreciation, Depletion, Amortization, Stock-based Compensation, Accretion on Asset Retirement Obligation and Foreign Exchange) was $84.1 million for the second quarter of 2005, reflecting a 137 per cent increase over the $35.5 million recorded for the second quarter of 2004, establishing a quarterly record for Western. Excluding the impact of Western's hedging activities, EBITDAX was $104.9 million for the second quarter of 2005 compared to $62.7 million for the second quarter of 2004, an increase of 67 per cent. Second quarter 2005 EBITDAX increased $56.6 million over the first quarter of 2005. Excluding the impact of hedging activities, EBITDAX in the second quarter of 2005 improved $40.7 million or 63 per cent compared to the first quarter of 2005. The improvement in EBITDAX, both from the previous years' comparative quarter and the previous quarter, is the result of record production during the quarter together with improved sale price realizations.


                      WESTERN OIL SANDS INTERIM REPORT - 8

                             WESTERN OIL SANDS - Q2


         Cash flow from operations before changes in non-cash working capital ("cash flow from operations") increased 251 per cent to a record $68.0 million for the second quarter of 2005 compared to $19.4 million in the second quarter of 2004. Cash flow from operations in the second quarter of 2005 increased $57.2 million over the first quarter of 2005, an increase in excess of five times. Compared to the prior year period, this increase is the result of higher bitumen production combined with stronger price realizations and 7,000 barrels subject to fixed priced swap contracts.


FINANCIAL POSITION

BANK DEBT

During the second quarter of 2005, Western reduced its Revolving Credit Facility by $25 million as a result of the strong cash flow from operations during the quarter. Western will continue to reduce the amount of debt outstanding as cash flow from operations permit. Western also intends to apply the $19.4 million to be received pursuant to the Section III insurance settlement against existing bank lines.

         As mentioned in our first quarter report, Western has $299 million in capacity under the Revolving Credit Facility. This capacity is a function of the before tax net present value of Western's share of the proved reserves associated with the Project based on a constant price discounted at 10 per cent. As at June 30, 2005, $204 million had been drawn on this Revolving Credit Facility.

CAPITAL EXPENDITURES

Western's capital expenditures totaled $9.3 million in the second quarter of 2005 compared to $9.1 million in the second quarter of 2004. Insurance proceeds of $22.2 million offset this amount to derive a net reduction to the capital base of $12.9 million. The $22.2 million is comprised of $19.4 million pursuant to the Owner's settlement on its loss of profits claim and $2.8 received during the quarter through the Joint Venture pursuant to the errors and omissions policy settlement. Further discussion regarding Western's insurance proceedings is detailed below.

ANALYSIS OF CASH RESOURCES

Cash balances totaled $4.4 million at June 30, 2005 compared to $5.7 million at March 31, 2005. Cash inflows included: $68.0 million cash flow from operations, $2.8 million from insurance proceeds and $0.2 million from the exercise of employee stock options. Cash outflows included: a $25 million decrease in bank lines, a $37.7 million decrease in non-cash working capital, $9.3 million of capital expenditures and $0.3 million in repayment of obligations under capital lease and deferred charges.

         The decrease in non-cash working capital during the second quarter of 2005 was the result of a $19.4 million increase in accounts receivable due to higher revenues, an $18.7 million decrease in accounts payable and a $2.2 million increase in prepaid expenses offset by a $2.6 million decrease in inventory. The decrease in accounts payable reflects only two months of accrued interest on Western's long-term notes at June 30, 2005 compared to five months accrued at March 31, 2005, reduced amounts owed under hedging contracts and reduced volumes associated with marketing buy and sell transactions. The increase in accounts receivable is the result of both increased sales volumes and increased commodity prices. Inventory is lower as a result of a greater proportion of lower priced volumes than high priced volumes compared to the end of the first quarter of 2005.

INSURANCE CLAIMS

As announced on June 27, 2005, the Joint Venture reached a settlement for the loss of profits policy referred to as Section III in the amount of $220 million. Western's pro rata share is $44 million. Western announced that it was to receive $16.3 million initially; however, further discussions with certain of the insurance carriers, increased this amount to $19.4 million. The


                      WESTERN OIL SANDS INTERIM REPORT - 9

                             WESTERN OIL SANDS - Q2


remaining balance is being withheld by certain insurers who are common to Western's cost overrun and start-up delay policy, known as Section IV. Western is attempting to finalize a contingent settlement for the balance of $24.6 million. Once the Section III settlement payment outlined above is remitted, total insurance proceeds received to date will be $38.3 million. Included in this amount is $2.8 million received through the Joint Venture for payments under the Errors & Omissions Policy related to the initial construction settled previously.

         Regarding Western's $200 million Section IV policy, arbitration proceedings are continuing with arbitration hearings expected to commence in mid-2006. Following these hearings, we expect to receive a binding decision from the panel regarding this claim which, in turn, will finalize the payments that have been withheld to Western under Section I and Section III. The total amount claimed by Western from insurers is $244 million.

FINANCIAL RISKS

The objective of Western's hedging program is to mitigate exposure to the volatility of crude oil prices, thereby stabilizing current and future cash flow from the sale of our synthetic crude products, protecting the base capital program and ensuring the funding of debt obligations. To this end, Western has the following contracts outstanding as at June 30, 2005:

HEDGING SUMMARY

                                                                                                        Unrealized
                                                                                                       Decrease to
                                                 Notional Volume                Swap Price          Future Revenue
Instrument              (bbls/d)                  Hedge Period                   (US$/bbl)       (Cdn $ Thousands)
-------------------------------------------------------------------------------------------------------------------
WTI Swaps                 7,000         July 1, 2005 to December 31, 2005        US$26.87               $ (49,250)
-------------------------------------------------------------------------------------------------------------------


         As a result of the continued strength in crude oil prices since this program was initiated, Western has not realized the full impact of increases in Edmonton PAR increases to the extent of our hedged volumes. The impact of this program on Western's revenue is described in the following table:

                                                                      THREE MONTHS ENDED         SIX MONTHS ENDED
                                                                                 JUNE 30                  JUNE 30
(UNAUDITED)                                                             2005        2004         2005        2004
-------------------------------------------------------------------------------------------------------------------
Decrease in Revenue - $ thousands                                     20,803      27,272       57,597      44,622
Decrease in Revenue - $/bbl                                             5.14        8.40         8.05        6.86
-------------------------------------------------------------------------------------------------------------------


OUTLOOK FOR BALANCE OF 2005

The second quarter of 2005 represented Western's best quarter to date by several measures. The Project operated at record production levels during the second quarter and it is anticipated that this will set the stage for the balance of the year. Western is also updating its guidance with respect to cash flow from operations to reflect the continued strength in the crude oil pricing market. Using a forecasted US$50 WTI and a Cdn/US exchange rate of $0.80 for the balance of fiscal 2005 results in a cash flow from operations of $177 million. This includes the impact of existing crude oil hedges for the balance of 2005. No change is forecasted from our previously issued guidance with respect to net earnings of approximately $66 million. We continue to anticipate average 2005 production of 140,000 to 145,000 barrels per day (28,000 to 29,000 barrels per day net to Western) which incorporates planned maintenance scheduled for September/October.

         Since the beginning of the year, Western has augmented and strengthened its core competencies, not only from the perspective of our current Project but also with respect to other hydrocarbon opportunities. As part of our long-term strategy, Western is, and will continue to, identify and pursue opportunities with significant resource potential, both domestically and internationally, which may ultimately contribute to further shareholder value creation and minimize overall company risk


                      WESTERN OIL SANDS INTERIM REPORT - 10

                             WESTERN OIL SANDS - Q2


through diversification. Should any of these opportunities develop, we will communicate material developments in a timely manner.

BUSINESS RISKS

Western is subject to a number of business risks that are typical given the nature of Western's operations. These risks are described in Western's previous public disclosures, including the 2004 Annual Report, which are available on the Company's website.

NON-GAAP FINANCIAL MEASURES

Western includes cash flow from operations per share, cash flow from operations excluding hedging activities, earnings before interest, taxes, depreciation, depletion and amortization, stock-based compensation, accretion on asset retirement obligation and foreign exchange gains ("EBITDAX"), EBITDAX excluding hedging activities and net earnings excluding hedging activities as investors may use this information to better analyze our operating performance. We also include certain per barrel information, such as realized crude oil sales price, to provide per unit numbers that can be compared against industry benchmarks, such as the Edmonton PAR benchmark. The additional information should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). Non-GAAP financial measures do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Management believes that, in addition to Net Earnings (Loss) per Share and Net Earnings (Loss) Attributable to Common Shareholders (both Canadian GAAP measures), cash flow from operations per share and EBITDAX provide a better basis for evaluating our operating performance, as they both exclude fluctuations on the US dollar denominated Senior Secured Notes and certain other non-cash items, such as depreciation, depletion and amortization, and future income tax recoveries. In addition, EBITDAX provides a useful indicator of our ability to fund our financing costs and any future capital requirements.


                      WESTERN OIL SANDS INTERIM REPORT - 11

                             WESTERN OIL SANDS - Q2

Consolidated Balance Sheets

                                                              AS AT JUNE 30        AS AT DECEMBER 31
($ THOUSANDS)                                                          2005                     2004
-----------------------------------------------------------------------------------------------------
                                                                 (UNAUDITED)
ASSETS

Current Assets
     Cash                                                      $      4,403             $      3,715
     Accounts Receivable                                            108,659                   62,564
     Inventory                                                       22,957                   14,186
     Prepaid Expense                                                  8,627                    5,771
                                                         -------------------------------------------
                                                                    144,646                   86,236
                                                         -------------------------------------------
     Capital Assets (NOTE 1)                                      1,334,676                1,351,745
     Deferred Charges                                                17,121                   18,378
     Future Income Taxes (NOTE 9)                                         -                   14,511
                                                         -------------------------------------------
                                                                  1,351,797                1,384,634
                                                         -------------------------------------------
                                                               $  1,496,443             $  1,470,870
LIABILITIES
Current Liabilities
     Accounts Payable and Accrued Liabilities                  $     83,579             $     87,679
     Current Portion Long-term Debt (NOTE 2)                              -                   95,000
     Current Portion of Lease Obligations (NOTE 3)                    3,895                    5,230
                                                         -------------------------------------------
                                                                     87,474                  187,909
Long-term Liabilities
     Long-term Debt (NOTE 2)                                        755,520                  662,620
     Lease Obligations (NOTE 3)                                      54,694                   53,474
     Asset Retirement Obligation (NOTE 4)                             8,432                    8,191
     Future Income Tax (NOTE 9)                                       2,769                        -
                                                         -------------------------------------------
                                                                    821,415                  724,285
                                                         -------------------------------------------
                                                                    908,889                  912,194
                                                         -------------------------------------------
SHAREHOLDERS' EQUITY
Share Capital (NOTE 5)                                              546,744                  545,699
Contributed Surplus (NOTE 8)                                          2,372                    1,245
Retained Earnings                                                    38,438                   11,732
                                                         -------------------------------------------
                                                                    587,554                  558,676
                                                         -------------------------------------------
                                                               $  1,496,443             $  1,470,870
                                                         -------------------------------------------

Commitments and Contingencies (NOTE 10)

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


                      WESTERN OIL SANDS INTERIM REPORT - 12

                             WESTERN OIL SANDS - Q2

Consolidated Statements of Operations

                                                                  THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                             JUNE 30                       JUNE 30
(UNAUDITED - $ THOUSANDS, EXCEPT PER SHARE AMOUNTS)               2005          2004           2005           2004
-------------------------------------------------------------------------------------------------------------------
REVENUES

     Revenues (NOTE 11)                                     $  244,218    $  142,781     $  410,350     $  275,338
     Less: Purchased Feedstocks and Transportation              96,051        49,506        170,440         99,379
                                                         ----------------------------------------------------------
                                                               148,167        93,275        239,910        175,959
                                                         ----------------------------------------------------------

EXPENSES:

     Operating                                                  55,347        52,828        114,490        104,653
     Research and Business Development                           3,448             -          4,135              -
     Royalties                                                     886           768          1,547          1,448
     General and Administrative                                  2,540         1,808          4,479          3,795
     Insurance                                                   1,883         2,403          3,780          4,863
     Interest (NOTE 7)                                          15,660        16,074         30,746         31,922
     Stock-based Compensation (NOTE 8)                           1,082           392          1,723            544
     Accretion on Asset Retirement Obligation (NOTE 4)             143           125            284            250
     Depreciation, Depletion and Amortization                   13,037        11,771         23,535         22,332
     Foreign Exchange Loss                                       6,969        13,523          9,903         21,736
                                                         ----------------------------------------------------------
                                                               100,995        99,692        194,622        191,543
                                                         ----------------------------------------------------------
NET EARNINGS (LOSS)
     BEFORE INCOME TAXES                                        47,172        (6,417)        45,288        (15,584)

Income Tax Expense (Recovery) (NOTE 9)                          18,522         2,742         18,582           (722)
                                                         ----------------------------------------------------------

NET EARNINGS (LOSS)                                             28,650        (9,159)        26,706        (14,862)
Retained Earnings (Deficit) at Beginning of Period               9,788       (13,423)        11,732         (7,720)
                                                         ----------------------------------------------------------

RETAINED EARNINGS (DEFICIT)
     AT END OF PERIOD                                       $   38,438    $  (22,582)    $   38,438     $  (22,582)
                                                         ----------------------------------------------------------

NET EARNINGS (LOSS) PER SHARE (NOTE 6)
     Basic                                                  $     0.18    $    (0.06)    $     0.17     $    (0.09)
     Diluted                                                $     0.18    $    (0.06)    $     0.16     $    (0.09)
                                                         ----------------------------------------------------------

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


                      WESTERN OIL SANDS INTERIM REPORT - 13

                             WESTERN OIL SANDS - Q2

Consolidated Statements of Cash Flows
                                                                  THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                             JUNE 30                       JUNE 30
(UNAUDITED - $ THOUSANDS)                                         2005          2004           2005           2004
-------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES

Net Earnings (Loss)                                         $   28,650    $   (9,159)    $   26,706     $  (14,862)

Non-cash Items:
     Stock-based Compensation (NOTE 8)                           1,082           392          1,723            544
     Accretion on Asset Retirement Obligation (NOTE 4)             143           125            284            250
     Depreciation, Depletion and Amortization                   13,037        11,771         23,535         22,332
     Unrealized Foreign Exchange Loss (NOTE 2)                   7,200        13,455          9,900         21,600
     Future Income Tax Expense (Recovery) (NOTE 9)              17,928         2,785         17,280         (1,447)

Cash Items:
     Cash Settlement of Asset
        Retirement Obligation (NOTE 4)                             (21)            -            (43)             -
     Cash Settlement of Performance
        Share Unit Plan (NOTE 8)                                     -             -           (596)             -

CASH FROM OPERATIONS                                            68,019        19,369         78,789         28,417

Decrease in Non-Cash Working Capital (NOTE 12)                 (37,945)      (23,865)       (43,388)        (5,950)
                                                                30,074        (4,496)        35,401         22,467
FINANCING ACTIVITIES

     Issue of Share Capital (NOTE 5)                               244        68,504          1,045         69,104
     Share Issue Expenses (NOTE 5)                                   -        (2,865)             -         (2,865)
     Repayment of Long-term Debt, Net                          (25,000)      (56,000)       (12,000)       (72,000)
     Deferred Charges                                                -           (22)             -            (26)
     Repayment of Obligations Under Capital Lease                 (335)         (335)          (670)          (671)

CASH GENERATED (USED)                                          (25,091)        9,282        (11,625)        (6,458)

INVESTING ACTIVITIES
     Capital Expenditures                                       (9,308)       (9,089)       (26,862)       (19,150)
     Insurance Proceeds (NOTE 10)                               22,208         1,828         22,208          6,431
     Decrease (Increase) in Non-Cash
        Working Capital (NOTE 12)                              (19,159)          342        (18,434)        (4,535)

CASH INVESTED                                                   (6,259)       (6,919)       (23,088)       (17,254)

(Decrease) Increase in Cash                                     (1,276)       (2,133)           688         (1,245)
Cash at Beginning of Period                                      5,679         4,658          3,715          3,770

CASH AT END OF PERIOD                                       $    4,403    $    2,525     $    4,403     $    2,525


SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


                      WESTERN OIL SANDS INTERIM REPORT - 14

                             WESTERN OIL SANDS - Q2


Notes to the Consolidated Financial Statements

(TABULAR DOLLAR AMOUNTS IN THOUSANDS)

The interim consolidated financial statements include the accounts of Western Oil Sands Inc. and its subsidiaries (the "Corporation"), and are presented in accordance with Canadian Generally Accepted Accounting Principles. The interim consolidated financial statements have been prepared using the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2004. The disclosures provided below are incremental to those included in the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Corporation's annual report for the year ended December 31, 2004.

1. CAPITAL ASSETS
JUNE 30, 2005 (UNAUDITED)                                                 COST      ACCUM. DD&A*    NET BOOK VALUE
-------------------------------------------------------------------------------------------------------------------
Oil Sands Project                                                $   1,335,823      $   (80,257)      $  1,255,566
Oil Sands Project Assets Under Capital Lease                            52,705           (3,292)            49,413
Other Assets                                                            30,886           (1,189)            29,697
-------------------------------------------------------------------------------------------------------------------
                                                                 $   1,419,414      $   (84,738)      $  1,334,676
-------------------------------------------------------------------------------------------------------------------
December 31, 2004
Oil Sands Project                                                $   1,341,395      $   (58,955)      $  1,282,440
Oil Sands Project Assets Under Capital Lease                            52,705           (2,439)            50,266
Other Assets                                                            20,105           (1,066)            19,039
-------------------------------------------------------------------------------------------------------------------
                                                                 $   1,414,205      $   (62,460)      $  1,351,745
-------------------------------------------------------------------------------------------------------------------
*    ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION

2. LONG-TERM DEBT
                                                                                   JUNE 30, 2005 DECEMBER 31, 2004
-------------------------------------------------------------------------------------------------------------------
                                                                                     (UNAUDITED)
US$450 million Senior Secured Notes                                                 $    551,520      $    541,620
Senior Credit Facility                                                                         -            95,000
Revolving Credit Facility                                                                204,000           121,000
-------------------------------------------------------------------------------------------------------------------
                                                                                         755,520           757,620
Less: Current Portion of Long-term Debt                                                        -          (95,000)
-------------------------------------------------------------------------------------------------------------------
                                                                                    $    755,520      $    662,620
-------------------------------------------------------------------------------------------------------------------

The Corporation's US dollar denominated Senior Secured Notes (the "Notes") are translated into Canadian dollars at the period end exchange rate. The unrealized foreign exchange loss arising on the Notes for the three and six month periods ending June 30, 2005 was $7.2 million and $9.9 million respectively (June 30, 2004 - $13.5 million and $21.6 million). As at June 30, 2005, a total of $157.3 million of unrealized foreign exchange gains had been recognized from the inception of the Notes, approximately $92 million of which has been capitalized as it occurred prior to commercial operations.


                      WESTERN OIL SANDS INTERIM REPORT - 15

                             WESTERN OIL SANDS - Q2


3. LEASE OBLIGATIONS

JUNE 30, 2005                                                        DECEMBER 31, 2004
-------------------------------------------------------------------------------------------------------------------
                                                                           (UNAUDITED)
Obligations Under Capital Lease                                             $   50,938                  $   51,609
Operating Lease Guarantee Obligation                                             7,651                       7,095
-------------------------------------------------------------------------------------------------------------------
                                                                                58,589                      58,704
Less : Current Portion                                                         (3,895)                     (5,230)
-------------------------------------------------------------------------------------------------------------------
                                                                            $   54,694                  $   53,474
-------------------------------------------------------------------------------------------------------------------

The capital lease obligation relates to the Corporation's share of capital costs for the hydrogen-manufacturing unit within the Oil Sands Project. Repayments of the principal obligation are $1.3 million per year and are scheduled to remain at that level until repaid.

Under the Operating Lease for Mobile Equipment, the Corporation is committed to pay its 20 per cent share of an amount equal to 85 per cent of the original cost of the equipment to the lessor at the end of the terms of the lease. Accordingly, the Corporation recognizes, as a liability, a portion of this future payment as it relates to the service life of the equipment that has passed. During the three and six month periods ending June 30, 2005 the Corporation paid $0.1 million and $1.5 million, respectively, in regards to this obligation (June 30, 2004 - nil).


4. ASSET RETIREMENT OBLIGATION

The Corporation, in association with its 20 per cent working interest in the Oil Sands Project is responsible for its share of future dismantlement and site restoration costs in the mining, extracting and upgrading activities. During the six months ended June 30, 2005, the Corporation incurred $0.04 million in costs associated with this obligation (June 30, 2004 - nil). The following table presents the reconciliation of the Asset Retirement Obligation for the three and six month periods ending June 30, 2005 and 2004:

                                                                    THREE MONTHS ENDED            SIX MONTHS ENDED
                                                                               JUNE 30                     JUNE 30
(UNAUDITED)                                                        2005           2004         2005           2004
-------------------------------------------------------------------------------------------------------------------
Asset Retirement Obligation at Beginning of Period             $  8,310     $    7,262    $   8,191       $  7,137
Liabilities Settled                                                (21)              -         (43)              -
Accretion on Asset Retirement Obligation                            143            125          284            250
-------------------------------------------------------------------------------------------------------------------
Asset Retirement Obligation at End of Period                   $  8,432     $    7,387    $   8,432       $  7,387
-------------------------------------------------------------------------------------------------------------------

5. SHARE CAPITAL

The number of common shares and stock options outstanding reflect a three-for-one split of the Corporation's common shares on May 30, 2005.

ISSUED AND OUTSTANDING

(UNAUDITED)                                                           NUMBER OF SHARES                      AMOUNT
-------------------------------------------------------------------------------------------------------------------
COMMON SHARES
Balance at December 31, 2004                                               159,836,286                   $ 545,699
Issued for Cash                                                                314,776                       1,045
-------------------------------------------------------------------------------------------------------------------
TOTAL ISSUED SHARE CAPITAL AT JUNE 30, 2005                                160,151,062                   $ 546,744
-------------------------------------------------------------------------------------------------------------------

OUTSTANDING

STOCK OPTIONS                                                                3,805,832
--------------------------------------------------------------------------------------

DILUTED SHARES AT JUNE 30, 2005                                            163,956,894
--------------------------------------------------------------------------------------


                      WESTERN OIL SANDS INTERIM REPORT - 16

                             WESTERN OIL SANDS - Q2


6. NET EARNINGS (LOSS) PER SHARE

The basic and diluted weighted average number of shares outstanding, both current and prior period, reflect a three-for-one stock split of the Corporation's common shares on May 30, 2005. The basic weighted average number of shares for the three and six-month periods ended June 30, 2005 are 160,120,507 and 160,039,942 respectively (June 30, 2004 - 157,594,179 and
156,506,457 respectively). The diluted weighted average number of shares for the three and six-month periods ended June 30, 2005 were 162,180,067 and 162,169,374 respectively. Due to a loss for the three and six-month period ended June 30, 2004 zero incremental shares are included for the diluted earnings per share weighted average number because the effect would be anti-dilutive.

7. INTEREST EXPENSE
                                                                    THREE MONTHS ENDED           SIX MONTHS ENDED
                                                                               JUNE 30                     JUNE 30
(UNAUDITED)                                                        2005           2004         2005          2004
-------------------------------------------------------------------------------------------------------------------
Interest on Long-term Debt                                    $  15,017     $   15,596    $  29,556      $  30,966
Interest on Obligations Under Capital Lease                         643            478        1,190            956
-------------------------------------------------------------------------------------------------------------------
                                                              $  15,660     $   16,074    $  30,746      $  31,922
-------------------------------------------------------------------------------------------------------------------

Cash interest paid for the three and six month periods ending June 30, 2005 was $26.5 million and $31.5 million, respectively (June 30, 2004 - $28.0 million and $31.2 million, respectively). Cash interest of $0.1 million was received for the three and six month periods ending June 30, 2005 (June 30, 2004 - $0.1 million).


8. STOCK-BASED COMPENSATION

(a) STOCK OPTION PLAN

Under the Corporation's stock-based compensation plan 162,000 options were granted during the three-month period ended June 30, 2005 at an average exercise price of $17.46 (June 30, 2004 - no options were granted). The fair values of all options granted during the period are estimated as at the grant date using the Black-Scholes option-pricing model. The weighted-average fair values of the options and the assumptions used in their determination are as follows:

THREE MONTHS ENDED                                               SIX MONTHS ENDED
                                                                          JUNE 30                          JUNE 30
(UNAUDITED)                                                   2005           2004            2005             2004
-------------------------------------------------------------------------------------------------------------------
Granted                                                    162,000              -         353,670          198,549
Weighted-average Fair Value                             $     7.57       $      -      $     7.18        $    4.10
Risk Free Interest Rate                                       3.79%          4.51%           3.93%            4.32%
Expected Life (in Years)                                      6.00           6.00            6.00             6.00
Expected Volatility                                             30%            30%          26-30%              30%
Dividend Per Share                                      $        -       $      -      $        -        $       -
-------------------------------------------------------------------------------------------------------------------


(b) PERFORMANCE SHARE UNIT PLAN

At June 30, 2005, there were 179,745 PSUP units outstanding, after considering the three-for-one stock split effective May 30, 2005.


(c) STOCK-BASED COMPENSATION

During 2003, the Corporation adopted CICA 3870 "Stock-based Compensation and Other Stock-based Payments" which results in the recognition of compensation expense for any options or PSUP units granted on or after January 1, 2003 under the fair value method. For the three and six-month periods ending June 30, 2005, the Corporation has recognized $1.1 million and $1.7 million, respectively, in stock-based compensation for these options and PSUP units (June 30, 2004 - $0.4 million and $0.5 million, respectively).


                      WESTERN OIL SANDS INTERIM REPORT - 17

                             WESTERN OIL SANDS - Q2


Under CICA 3870 no compensation expense is required to be recognized for stock options granted before January 1, 2003. Had compensation expense been determined based on the fair value method for awards made on or after January 1, 2002 but before January 1, 2003, the Corporation's net earnings (loss) and net earnings
(loss) per share would have been adjusted to the proforma amounts indicated below:

                                                             THREE MONTHS ENDED                 SIX MONTHS ENDED
                                                                        JUNE 30                          JUNE 30
(UNAUDITED)                                                 2005           2004            2005             2004
-----------------------------------------------------------------------------------------------------------------
Compensation Expense                                  $      222     $      225       $     442       $      449
Net Earnings (Loss)                                       28,650         (9,047)         26,706          (14,862)
-----------------------------------------------------------------------------------------------------------------
Proforma Net Earnings (Loss)                          $   28,428     $   (9,272)      $  26,264       $  (15,311)
-----------------------------------------------------------------------------------------------------------------
Basic Net Earnings (Loss) Per Share
     - as Reported                                    $     0.18     $    (0.06)      $    0.17       $    (0.09)
     - Proforma                                       $     0.18     $    (0.06)      $    0.16       $    (0.10)
-----------------------------------------------------------------------------------------------------------------
Diluted Net Earnings (Loss) Per Share
     - as Reported                                    $     0.18     $    (0.06)      $    0.16       $    (0.09)
     - Proforma                                       $     0.18     $    (0.06)      $    0.16       $    (0.10)
-----------------------------------------------------------------------------------------------------------------

(d) CONTRIBUTED SURPLUS

The following table presents the reconciliation of Contruted Surplus for the three-month and six-month periods ending June 30, 2005 a 2004:

                                                             THREE MONTHS ENDED                 SIX MONTHS ENDED
                                                                        JUNE 30                          JUNE 30
(UNAUDITED)                                                 2005           2004            2005             2004
-----------------------------------------------------------------------------------------------------------------
Contributed Surplus Beginning of Period               $    1,290     $      430       $   1,245       $      278
Stock-based Compensation Expense                           1,082            392           1,723              544
Cash Settlement of Performance Share Unit Plan                 -              -           (596)                -
-----------------------------------------------------------------------------------------------------------------
Contributed Surplus End of Period                     $    2,372     $      822       $   2,372       $      822
-----------------------------------------------------------------------------------------------------------------

9. INCOME TAX
                                                             THREE MONTHS ENDED                SIX MONTHS ENDED
                                                                        JUNE 30                          JUNE 30
(UNAUDITED)                                                 2005           2004            2005             2004
-----------------------------------------------------------------------------------------------------------------
Large Corporations Tax                                $      594     $     (43)       $   1,302       $      725
Future Income Tax Expense (Recovery)                      17,928          2,785          17,280          (1,447)
-----------------------------------------------------------------------------------------------------------------
INCOME TAX EXPENSE (RECOVERY)                         $   18,522     $    2,742       $  18,582       $    (722)
-----------------------------------------------------------------------------------------------------------------

The future income tax (liability) asset consists of:

June 30, 2005                                                 December 31, 2004
-----------------------------------------------------------------------------------------------------------------
Future Income Tax Assets:
     Net Losses Carried Forward                                      $   39,033                       $   61,697
     Share Issue Costs                                                    1,152                            1,355
     Impairment of Long-lived Assets                                        796                              796
Future Income Tax Liabilities:
     Capital Assets in Excess of Tax Values                            (29,553)                         (34,242)
     Unrealized Foreign Exchange Gain                                  (10,984)                         (12,648)
     Debt Issue Costs                                                   (3,213)                          (2,447)
-----------------------------------------------------------------------------------------------------------------
NET FUTURE INCOME TAX (LIABILITY) ASSET                              $  (2,769)                       $   14,511
-----------------------------------------------------------------------------------------------------------------


                      WESTERN OIL SANDS INTERIM REPORT - 18

                             WESTERN OIL SANDS - Q2


she following table reconciles income taxes calculated at the Canadian statutory rate of 37.62% (2004 - 38.87%) with actual income taxes:

                                                                 THREE MONTHS ENDED               SIX MONTHS ENDED
                                                                            JUNE 30                        JUNE 30
(UNAUDITED)                                                      2005          2004          2005             2004
-------------------------------------------------------------------------------------------------------------------
Earnings (Loss) Before Income Taxes                       $    47,172    $   (6,417)   $   45,288      $   (15,584)
-------------------------------------------------------------------------------------------------------------------
Income Tax Expense Recovery at Statutory Rate                  17,746        (2,495)       17,037           (6,058)
Effect of Tax Rate Changes and Timing of Use                      603          (373)        1,036             (914)
Non-taxable Portion of Foreign Exchange Loss                    1,498         2,954         2,060            4,765
Impact of Resource Allowance                                   (3,108)       (2,065)       (4,042)          (4,004)
Provision to Actual                                               764         4,764           764            4,764
Stock-based Compensation                                          425             -           425                -
Large Corporations Tax                                            594           (43)        1,302              725
-------------------------------------------------------------------------------------------------------------------
INCOME TAX EXPENSE (RECOVERY)                             $    18,522    $    2,742    $   18,582      $      (722)
-------------------------------------------------------------------------------------------------------------------

10. COMMITMENTS AND CONTINGENCIES

During the three months ended June 30, 2005, the Oil Sands Project reached a settlement in respect of the insurance coverage provided under Section III of the Joint Venture construction policies for the loss of profits claim arising from the January 6, 2003 fire that occurred at the Muskeg River Mine. The Corporation is to receive $19.4 million as part of this settlement and is attempting to finalize a contingent settlement for its remaining share of the settlement proceeds in the amount of $24.6 million from those insurance underwriters that also subscribed to Corporation's cost overrun and start up delay policy, known as Section IV. This remaining settlement amount would become payable to the Corporation in the event that it is successful in the arbitration proceedings that are presently ongoing against the Section IV insurance underwriters. The $19.4 million is included in accounts receivable at June 30, 2005 and was applied against the cost of the Oil Sands Project, as the Corporation capitalized the costs related to this claim as they were incurred prior to the date commercial operations commenced.

During the three months ended June 30, 2005, the Corporation received $2.8 million in respect of an errors and omission settlement being negotiated by the Oil Sands Project. This errors and omission insurance policy related to initial construction and as such these proceeds have been applied against the cost of the Oil Sands Project.

No further amounts, other than the $19.4 million Section III settlement described above and those collected at June 30, 2005, have been recognized in these statements relating to the Corporation's insurance policies, nor will any further amount be recognized until the proceeds are received or settled.


11. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Corporation has entered into various commodity-pricing agreements designed to mitigate the exposure to the volatility of crude oil prices in US dollars. The agreements are summarized as follows at June 30, 2005:

                                                                                                        Unrealized
                                                                                                          Decrease
                       Notional                                                                          to Future
                        Volume                                                     Swap Price              Revenue
Instrument             (bbls/d)                      Hedge Period                   (US$/bbl)            (Cdn $'s)
-------------------------------------------------------------------------------------------------------------------
WTI Swaps                7,000              July 1 to September 30, 2005             US$26.87         $   (24,214)
WTI Swaps                7,000             October 1 to December 31, 2005            US$26.87             (25,036)
-------------------------------------------------------------------------------------------------------------------
                                                                                                      $   (49,250)
-------------------------------------------------------------------------------------------------------------------


                      WESTERN OIL SANDS INTERIM REPORT - 19

                             WESTERN OIL SANDS - Q2


The Corporation in accordance with its accounting policy for derivative financial instruments includes any settlement of these risk management activities in revenue. The following summarizes the impact of these risk management activities:

                                                                    Three Months Ended            Six Months Ended
                                                                               June 30                     June 30
(UNAUDITED)                                                        2005           2004          2005          2004
-------------------------------------------------------------------------------------------------------------------
Decrease to Revenue                                         $    20,803     $   27,272     $  57,597     $  44,622
-------------------------------------------------------------------------------------------------------------------

12. CHANGES IN NON-CASH WORKING CAPITAL
                                                                    Three Months Ended            Six Months Ended
                                                                               June 30                     June 30
(UNAUDITED)                                                        2005           2004          2005          2004
-------------------------------------------------------------------------------------------------------------------
Source (Use):
Operating Activities
     Accounts Receivable                                     $  (19,395)     $ (11,868)    $ (26,715)     $ (8,441)
     Inventory                                                    2,591         (5,142)       (8,771)       (7,712)
     Prepaid Expense                                             (2,201)         1,367        (2,856)        1,925
     Accounts Payable and Accrued Liabilities                   (18,940)        (8,222)       (5,046)        8,278
-------------------------------------------------------------------------------------------------------------------
                                                            $   (37,945)     $ (23,865)    $ (43,388)     $ (5,950)
-------------------------------------------------------------------------------------------------------------------

Investing Activities
     Accounts Receivable                                    $   (19,380)     $       -     $ (19,380)     $    614
     Accounts Payable and Accrued Liabilities                       221            342           946        (5,149)
-------------------------------------------------------------------------------------------------------------------
                                                            $   (19,159)     $     342     $ (18,434)     $ (4,535)
-------------------------------------------------------------------------------------------------------------------


                      WESTERN OIL SANDS INTERIM REPORT - 20

                             WESTERN OIL SANDS - Q2


Corporate Information

OFFICERS

GUY J. TURCOTTE
CHAIRMAN OF THE BOARD

JAMES C. HOUCK
PRESIDENT AND CHIEF EXECUTIVE OFFICER

JOHN FRANGOS
EXECUTIVE VICE PRESIDENT AND CHIEF OPERATING OFFICER

DAVID A. DYCK
SENIOR VICE PRESIDENT, FINANCE
AND CHIEF FINANCIAL OFFICER

CHARLES W. BERARD
CORPORATE SECRETARY


SENIOR MANAGEMENT

STEVE REYNISH
SENIOR VICE PRESIDENT, MINING OPERATIONS

GERRY LUFT
VICE PRESIDENT, MARKETING

JACK D. JENKINS
VICE PRESIDENT, CORPORATE PLANNING & HUMAN RESOURCES

RAY MORLEY
VICE PRESIDENT, BUSINESS DEVELOPMENT


DIRECTORS

GUY J. TURCOTTE
CHAIRMAN OF THE BOARD,
WESTERN OIL SANDS, CALGARY, ALBERTA

GEOFFREY A. CUMMING
VICE CHAIRMAN, GARDINER GROUP CAPITAL LIMITED, TORONTO
DEPUTY CHAIRMAN, EMERALD CAPITAL LIMITED
AUCKLAND, NEW ZEALAND

GLEN F. ANDREWS
RETIRED, FORMERLY PRESIDENT,
BHP COPPER NORTH AMERICA
BAINBRIDGE ISLAND, WASHINGTON

DAVID J. BOONE
PRESIDENT AND DIRECTOR,
ESCAVAR ENERGY
CALGARY, ALBERTA

TULLIO CEDRASCHI
PRESIDENT & CHIEF EXECUTIVE OFFICER,
CN INVESTMENT DIVISION
MONTREAL, QUEBEC

OYVIND HUSHOVD
CHAIRMAN AND CHIEF EXECUTIVE OFFICER,
GABRIEL RESOURCES LIMITED
TORONTO, ONTARIO

JOHN W. LILL
EXECUTIVE VICE PRESIDENT AND CHIEF OPERATING OFFICER,
DYNATEC CORPORATION
RICHMOND HILL, ONTARIO

RANDALL OLIPHANT
CHAIRMAN AND CEO
ROCKCLIFF GROUP LIMITED


                      WESTERN OIL SANDS INTERIM REPORT - 21

                             WESTERN OIL SANDS - Q2


TORONTO, ONTARIO

ROBERT G. PUCHNIAK
EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER,
JAMES RICHARDSON & SONS LIMITED
WINNIPEG, MANITOBA

MAC H. VAN WIELINGEN
CO-CHAIRMAN,
ARC FINANCIAL CORPORATION
CALGARY, ALBERTA

HEAD OFFICE Suite 2400, Ernst & Young Tower
440 - 2 Avenue S.W.
Calgary, Alberta T2P 5E9
Phone:   (403) 233-1700
Fax:     (403) 296-0122


WEBSITE

www.westernoilsands.com


AUDITORS

PricewaterhouseCoopers LLP
Calgary, Alberta


LEGAL COUNSEL
Macleod Dixon LLP
Calgary, Alberta

Paul, Weiss, Rifkind, Wharton & Garrison
Washington, D.C., USA


EVALUATION ENGINEERS

Gilbert Laustsen Jung Associates Ltd.
Calgary, Alberta


REGISTRAR AND TRANSFER AGENT

Valiant Trust Company
Calgary, Alberta


STOCK EXCHANGE LISTING

The Toronto Stock Exchange
Trading Symbol: WTO


                      WESTERN OIL SANDS INTERIM REPORT - 22